

Mail Stop 3561

September 29, 2015

Paul A. Farr
President and Chief Executive Officer
Talen Energy Corporation
835 Hamilton Street
Suite 150
Allentown, PA 18101-1179

> **Re:** **Talen Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-207033**

Dear Mr. Farr:

This is to advise you that we have not reviewed and will not review your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Andrew R. Keller